Exhibit 99.1

I am pleased to announce that we will be submitting to our stockholders for their approval on June 2, 2009 a proposal to permit certain of our stock options to be voluntarily exchanged for a lesser number of new shares of restricted stock with new vesting schedules. The number of shares to be offered in exchange for your options was developed after consulting with outside experts on the accounting fair value of the options and shares in order to determine the exchange rate. Detailed information about the proposal to stockholders is available in our preliminary proxy statement filed with the SEC on April 10, 2009. For online access to the proxy statement, please visit www.sec.gov, and search Company filings under “CB Richard Ellis Group, Inc.”.

We will provide you more detailed information about this program after we file our definitive proxy statement on or around April 23. Assuming we receive the necessary stockholder approval, we would plan to launch the exchange offer shortly after June 2.

Brett White